File No. 812-13710

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 AMENDING AND RESTATING APPLICATION FOR AN
ORDER PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS

OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT AND

RULE 22c-1 THEREUNDER

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
JNLNY SEPARATE ACCOUNT I
and

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

Please send all communications, notices and orders to:
Joan E. Boros, Esq.
Jorden Burt LLP
Suite 400 East
1025 Thomas Jefferson Street, N.W.
Washington, D.C. 20007-5208

Copy to:

Anthony L. Dowling, Esq.

Jackson National Life Insurance Company

1 Corporate Way

Lansing, MI 48951

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Jackson National Life Insurance Company of New York
JNLNY Separate Account I

2900 Westchester Avenue, Purchase, NY 10577	AMENDMENT NO. 2
AMENDING AND RESTATING
And	APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF
Jackson National Life Distributors LLC	THE INVESTMENT COMPANY
ACT OF 1940 EXEMPTING
7601 Technology Way	PROPOSED TRANSACTIONS
Denver, CO 80237	FROM THE PROVISIONS OF
SECTIONS 2(a)(32), 22(c) AND
Investment Company Act of 1940	27(i)(2)(A) OF THE ACT AND RULE
22c-1 THEREUNDER
File No. 812-13710

Jackson National Life Insurance Company of New York ("JNL New York"), JNLNY Separate Account I (the “JNLNY Separate Account”) and Jackson National Life Distributors LLC ("Distributor," collectively with JNL New York and the JNLNY Separate Account, “Applicants”) hereby file their Amendment No. 2 amending and restating the application filed on October 23, 2009, and amended and restated on January 13, 2010 ("Amendment No. 2")(together with the application filed on October 23, 2009, and amended and restated on January 13, 2010, the "Application") for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set forth below.
Applicants seek an order to permit the recapture, under specified circumstances, described below beginning on page 8 of this Application, of certain credits (“Contract Enhancements”) applied to purchase payments made under the deferred variable annuity contracts described herein that JNL New York has issued1 and that JNL New York will issue through the JNLNY Separate Account (the "Contracts") as well as other contracts that JNL New York may issue in the future through its existing or future separate accounts ("Other Accounts") that are substantially similar in all material respects to the Contracts ("Future Contracts"). Each of the representations and requests that relate to the Contracts also relate to Future Contracts. Applicants also request that the order being sought extend to any other Financial Industry Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with, JNL New York, whether existing or created in the future, that serves as distributor or principal underwriter for the Contracts or Future Contracts ("Affiliated Broker-Dealers") and any successors in interest2 to Applicants. As used in this Application, the term "Applicants" shall include Other Accounts and Affiliated Broker-Dealers. Applicants seek relief relating to Future Contracts, Other Accounts and Affiliated Broker-Dealers in order to avoid incurring the expense and effort of drafting, and to relieve the Commission from the corresponding burden of reviewing, duplicative exemptive applications.

I.	STATEMENT OF FACTS

A.            Applicants

1. JNL New York
JNL New York is a stock life insurance company organized under the laws of the state of New York in July 1995. Its legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. JNL New York is admitted to conduct life insurance and annuity business in Delaware, Michigan and New York. JNL New York is ultimately a wholly owned subsidiary of Prudential plc (London, England).

2.           The JNLNY Separate Account
The JNLNY Separate Account was established by JNL New York on September 12, 1997, pursuant to the provisions of New York law and the authority granted under a resolution of JNL New York's Board of Directors. JNL New York is the depositor of the JNLNY Separate Account. The JNLNY Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Commission as a unit investment trust under the Act (File No. 811-08401). The JNLNY Separate Account will fund the variable benefits available under the Contracts.
The assets of the JNLNY Separate Account legally belong to JNL New York of which it is a segregated asset account and the obligations under the Contracts are obligations of JNL New York. However, the contract assets in the JNLNY Separate Account are not chargeable with liabilities arising out of any other business JNL New York may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts JNL New York may issue. The registration statement relating to the offering of the Contracts was filed under the Securities Act of 1933 (the "1933 Act").3

3.           The Distributor
The Distributor is a wholly owned subsidiary of Jackson National Life Insurance Company, JNL New York's parent, and serves as the distributor of the Contracts. The Distributor is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of FINRA. The Distributor enters into selling group agreements with affiliated and unaffiliated broker-dealers. The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

B.            The Contracts

1.              Premium Payments
The Contracts require a minimum initial premium payment of $5,000 or $10,000 under most circumstances depending on the contract ($2,000 for a qualified plan contract). Subsequent payments may be made at any time during the accumulation phase but before the contract anniversary after the owner’s 85th birthday. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). Prior approval of JNL New York is required for aggregate premium payments of over $1,000,000.

2. Allocation Options
The Contracts permit owners to accumulate contract values on a fixed basis through allocations to one fixed account option (the "Fixed Account"), which offers a guaranteed crediting rate for one year.
The Contracts also permit owners to accumulate contract values on a variable basis, through allocations to one or more of the investment divisions of the JNLNY Separate Account (the "Investment Divisions," collectively with the Fixed Account, the "Allocation Options"). Under most of the Contracts, 98 Investment Divisions currently are expected to be offered but additional Investment Divisions may be offered in the future and some could be eliminated or combined with other Investment Divisions in the future. Similarly, Future Contracts may offer additional or different Investment Divisions.
Transfers among the Investment Divisions are permitted. The first 15 transfers in a contract year are free; subsequent transfers cost $25. Certain transfers to and from the Fixed Account are also permitted during the Contracts' accumulation phase, but are subject to certain adjustments and limitations. Dollar cost averaging and rebalancing transfers are offered at no charge and do not count against the 15 free transfers permitted each year.

3. Death Benefits
If the owner dies during the accumulation phase of the Contracts, the beneficiary named by the owner is paid a death benefit by JNL New York. The Contracts' base death benefit, which applies unless an optional death benefit has been elected, is a payment to the beneficiary of the greater of:
•	contract value on the date JNL New York receives proof of death and completed claim forms from the beneficiary or
•
the total premiums paid under that Contract, minus any prior withdrawals (including any withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedule on page 8 of this Application) or other charges or adjustments to such withdrawals).

The owner may also be offered certain optional endorsements (for fees described below) that can change the death benefit paid to the beneficiary. The owner of a Contract may be offered two optional death benefits that would replace the base death benefit.
The two optional death benefits are the following:
I.  A Highest Anniversary Value Death Benefit, which is the greatest of either the contract value on the date JNL New York receives proof of death and completed claim forms from the beneficiary; or total net premiums since the contract was issued; or the greatest contract value on any contract anniversary prior to the owner's 81st birthday, adjusted for any withdrawals subsequent to that contract anniversary (including any applicable withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedule on page 8 of this Application) and other charges or adjustments for such withdrawals), plus any premium paid subsequent to that contract anniversary.

II.  A death benefit that is available only in conjunction with the purchase of a particular Guaranteed Minimum Withdrawal Benefit ("GMWB").  (The marketing name of the GMWB with which this optional death benefit may be added is "LifeGuard Freedom 6 GMWB".)  This death benefit is the greatest of either the Contract's base death benefit or the GMWB Death Benefit. At election, the GMWB Death Benefit equals the LifeGuard Freedom 6 GMWB "Guaranteed Withdrawal Balance" ("GWB").  If the LifeGuard Freedom 6 GMWB is selected when the Contract is issued, the GWB is generally the initial premium payment, adjusted for any subsequent premium payments and withdrawals.  If the LifeGuard Freedom 6 GMWB is elected after the issue date, the GWB is generally the contract value less any recapture charges (see the Contract Enhancement Recapture Charge schedule on page 8 of this Application) that would be paid if there was a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

Each of the foregoing optional death benefits is calculated as fully described in the contract and the prospectus.

4.           Income Payments
The Contracts offer fixed and variable versions of the following four types of annuity payment or "income payment":
•	Life income – this income payment option provides monthly payments during the lifetime of the annuitant. No further income payments are payable after the death of the annuitant;
•
Joint and survivor – this income payment option provides monthly payments while both the annuitant and a designated second person are living. Upon the death of either person, the monthly income payments will continue during the lifetime of the survivor. No further income payments are payable after the death of the survivor;

•
Life annuity with at least 120 or 240 monthly payments guaranteed to be paid (although not guaranteed as to amount if variable) – this income payment option provides monthly payments during the lifetime of the annuitant with the guarantee that if, at the death of the annuitant, payments have been made for fewer than the guaranteed 120 or 240 monthly periods, as elected, the balance of the guaranteed number of payments will continue to be made to the owner, as scheduled. In the event that the owner dies before the specified number of guaranteed payments has been made, the beneficiary may elect to continue receiving the payments or may alternatively elect to receive the present value of any remaining guaranteed payments in a single lump-sum; and

•
Income for a specified period of 5 to 30 years - this income payment option provides monthly payments for any number of years from 5 to 30.  In the event the owner dies before the specified number of guaranteed payments has been made, the beneficiary may elect to continue receiving the payments or may alternatively elect to receive the present value of any remaining guaranteed payments in a single lump-sum.

JNL New York may also offer other income payment options.

5.           Other Optional Benefit Endorsements
In addition to the optional death benefit endorsements described above, there are five different Guaranteed Minimum Withdrawal Benefit ("GMWB") optional endorsements. Three variations of the GMWB allow, subject to specific conditions, partial withdrawals prior to the income date that, in total, equal the benefit's Guaranteed Withdrawal Balance ("GWB")4.  The guarantee is effective if gross partial withdrawals taken within any one contract year do not exceed a specified percentage of the GWB. The percentage varies with the endorsement elected, as does the ability to elect other features such as a "step-up" provision that allows the contract value to be reset to capture certain market gains, if any.
Two variations of the GMWB generally allow, subject to specific conditions, partial withdrawals prior to the income date for the longer of the duration of the owner's life or until total periodic withdrawals equal the GWB. Specifics such as the withdrawal percentages and conditions, the step-up provisions and the spousal continuation features vary with the endorsement elected.
Each of the foregoing withdrawal provisions is calculated as fully described in the contract and the prospectus. JNL New York may also offer other withdrawal options.

6.            Contract Enhancements
JNL New York will add an additional amount to the owner's contract value (a "Contract Enhancement") for the initial premium payment, and for each subsequent premium payment received prior to the first contract anniversary following the owner’s 85th birthday. Premium payments will not be accepted on or after the first contract anniversary following the owner’s 85th birthday.  If the owner is age 85 at issue, premium payments will not be accepted on or after the first contract anniversary. All Contract Enhancements are paid from JNL New York's general account assets. The Contract Enhancement is equal to 6% of the premium payment.

 JNL New York will recapture all or a portion of any Contract Enhancements by imposing a recapture charge whenever an owner:
•
makes a total withdrawal within the recapture charge period (nine Completed Years5 after a premium payment) or a partial withdrawal of corresponding premiums within the recapture charge period in excess of those permitted under the Contracts' free withdrawal provision6 unless the withdrawal is made for certain health-related emergencies specified in the Contracts; or

•	returns the Contract during the free-look period.
The amount of the recapture charge varies, depending upon when the charge is imposed, as follows:

Contract Enhancement Recapture Charge (as a percentage of premium payments)
Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	.50%	0%

The entire amount of the Contract Enhancement will be recaptured if an owner returns the Contract during the free-look period.7
The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn that remain subject to a recapture charge. (Please see the examples in Exhibit C.) The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the contract value. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the contract.
JNL New York does not assess the recapture charge on any payments paid out as:
•	death benefits;
•	income payments (the income date, which is the date income payments commence, cannot be sooner than 13 months from the issue date);
•	withdrawals of earnings;
•
withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings (where a withdrawal is taken that exceeds the free withdrawal amount, the recapture charge is imposed only on the excess amount above the free withdrawal amount); or

•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the recapture charge will not be waived on the required minimum distribution).

The contract value will reflect any gains or losses attributable to a Contract Enhancement described above. For purposes of determining the recapture charge and withdrawal charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of any recapture charge and withdrawal charge), second to premium on a first-in, first-out basis, so that all withdrawals are allocated to premium to which the lowest (if any) withdrawal charges and recapture charges apply, and third to Contract Enhancements. For all purposes, other than for tax purposes, earnings are defined to be the excess, if any, of the contract value over the sum of remaining Contract Enhancements (the total Contract Enhancements, reduced by withdrawals of Contract Enhancements) and Remaining Premiums (the total premium, reduced by withdrawals that incur withdrawal charges and/or recapture charges, and withdrawals of Premiums that are no longer subject to withdrawal charges and/or recapture charges). (Please see examples in Exhibit C.)  Therefore, Contract Enhancements are not considered earnings for purposes of calculating the recapture charge and withdrawal charge.
Contract Enhancements and any gains or losses attributable to a Contract Enhancement will be considered earnings under the Contract for tax purposes.

7.         Free-look Period
The Contracts have a "free-look" period of twenty days after the owner receives the Contract. Contract value, less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner.  Therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain or loss on investments of the Contract Enhancement would be retained by the owner.  The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the contract.  A withdrawal charge will not be assessed upon exercise of free look rights.

8.         Investment Divisions
The JNLNY Separate Account consists of sub-accounts, each of which will be available under the JNLNY Separate Account. The sub-accounts are referred to as "Investment Divisions." The JNLNY Separate Account currently consists of 98 Investment Divisions. Each Investment Division will invest in shares of a corresponding series ("Series") of JNL Series Trust ("Trust") or JNL Variable Fund LLC ("Fund") (collectively the "Trust and Fund"). Not all Investment Divisions may be available under every Contract. The Trust and Fund are open-end management investment companies registered under the Act and its shares are registered under the 1933 Act.8 Jackson National Asset Management, LLC ("JNAM") serves as the investment adviser for all of the Series of the Trust and Fund. JNAM has retained sub-advisers for each Series.JNL New York, at a later date, may determine to create additional Investment Divisions of the JNLNY Separate Account to invest in any additional Series, or other such underlying portfolios or other investments as may now or in the future be available. Similarly, Investment Division(s) of the JNLNY Separate Account may be combined or eliminated from time to time. Any changes to the Investment Divisions offered will be effected in compliance with the terms of the Contracts and with applicable state and federal laws.

9.         Other Charges9
In addition to the Contract Enhancement recapture charges, the Contracts may have the following charges:
•	mortality and expense risk charge of 1.65% (as an annual percentage of average daily account value);
•	administration charge of 0.15% (as an annual percentage of average daily account value);
•	contract maintenance charge of $30 per year (waived if contract value is $50,000 or more at the time the charge is imposed);
•
GMWB charge ranging from 0.45% to 1.86% per year (0.0375% to 0.1550% per month) of the "Guaranteed Withdrawal Balance"10 depending upon age at election and upon which (if any) GMWB endorsement is elected;

•
an optional death benefit maximum charge of 0.40% (as an annual percentage of average daily account value) for the Highest Anniversary Death Benefit or an optional death benefit maximum charge of 0.60% (0.05% per month) of the "GMDB Benefit Base" for the LifeGuard Freedom 6 GMWB death benefit;

•	transfer fee of $25 for each transfer in excess of 15 in a contract year (for purposes of which dollar cost averaging and rebalancing transfers are excluded); and
•	a withdrawal charge that applies to total withdrawals and partial withdrawals in excess of amounts permitted to be withdrawn under the Contract's free withdrawal provision.
The withdrawals charges shown in the table below apply to the Contracts. The amount of the withdrawal charge depends upon when the charge is imposed based on the Completed Years (as defined in footnote 5) since the receipt of the related premium, as follows:

Withdrawal Charge (as a percentage of premium payments):
Completed Years Since
Receipt of Premium                                        0-1           1-2           2-3           3-4           4-5           5-6           6-7           7-8         8-9          9+
Withdrawal Charge                                        4.0%           3.5%           3.5%           3%           2.5%           2%           2%           2%         1%           0

JNL New York does not assess the withdrawal charge on any payments paid out as:
•	death benefits;
•	income payments (the income date, which is the date income payments commence, cannot be sooner than 13 months from the issue date);
•	cancellation of the Contract upon exercise of free look rights by an owner;
•	withdrawals of earnings;
•
withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings (where a withdrawal is taken that exceeds the free withdrawal amount, the withdrawal charge is imposed only on the excess amount above the free withdrawal amount); and

•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the withdrawal charge will not be waived on the required minimum distribution).

II. ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTION

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Applicants request that the Commission, pursuant to Section 6(c) of the Act, grant the exemptions requested below with respect to the Contracts and any Future Contracts funded by the JNLNY Separate Account or Other Accounts that are issued by JNL New York and underwritten or distributed by the Distributor or Affiliated Broker-Dealers.11 Applicants undertake that Future Contracts funded by the JNLNY Separate Account or Other Accounts, in the future, will be substantially similar in all material respects to the Contracts. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Applicants seek exemption pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27 (i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit JNL New York to return the contract value less the full amount of the Contract Enhancements when the Contract owner exercises the right to return the Contract under the free look provision of the Contract and to recapture the Contract Enhancements in accordance with the Contract Enhancement Recapture Charge schedule on page 8 of this Application, for withdrawals, including partial withdrawals in excess of amounts permitted as free withdrawals.
JNL New York provides the Contract Enhancement amounts from its respective general accounts on a guaranteed basis. Thus, JNL New York undertakes a financial obligation that contemplates the retention of the Contracts by its owners over an extended period, consistent with the long-term nature of retirement planning. JNL New York generally expects to recover its costs, including Contract Enhancement amounts, over an anticipated duration while a Contract is in force. Contract Enhancement amounts could not be recovered by JNL New York absent the recaptures for which exemptive relief is requested, which would preclude the offering of the Contracts unless other charges were altered significantly.
With respect to refunds paid upon the return of the Contract within the free-look period, the amount payable to JNL New York must be reduced by the allocated Contract Enhancement. Otherwise, purchasers could apply for the Contract for the sole purpose of exercising the free-look refund provisions and making a quick profit.
The Commission has previously granted similar exemptive relief to permit the issuance of variable annuity contracts providing for the recapture of "bonus" or contract enhancement amounts which, when aggregated with applicable withdrawal charges, reach the levels described herein upon free-look periods12, partial withdrawals and surrenders.13  In fact, the Jackson Order (see footnotes 12 and 13) grants relief to JNL New York’s parent company for substantially identical relief that varies in the precise schedule of Contract Enhancements (the contracts under the Jackson Order provide up to an 8% Contract Enhancement, as opposed to 6% for the Contracts for which we request relief in this Application) and entails generally greater withdrawal charges (except in Completed Year 7-8 and Completed Year 8-9, where the charges are the same), but identical recapture charges.
For the reasons set forth herein, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.           Sections 27(i)(21(A) and 2(a)(32)
Section 27 of the Act regulates and imposes certain restrictions on the sales of periodic payment plan certificates issued by any registered investment company.  Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for such a separate account or sponsoring insurance company to sell a contract funded by the registered separate account unless such contract is a redeemable security.14  Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of the which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.
The recapture of the Contract Enhancement in the circumstances set forth in this Application would not deprive an owner of his or her proportionate share of the issuer's current net assets. A Contract owner's interest in the amount of the Contract Enhancement allocated to his or her contract value upon receipt of a premium payment is not fully vested until nine complete years following a premium payment. Until or unless the amount of any Contract Enhancement is vested, JNL New York retains the right and interest in the Contract Enhancement amount, although not in the earnings attributable to that amount. Thus, when JNL New York recaptures any Contract Enhancement it is simply retrieving its own assets, and because a Contract owner's interest in the Contract Enhancement is not vested, the Contract owner has not been deprived of a proportionate share of the JNLNY Separate Account's assets, i.e., a share of the JNLNY Separate Account's assets proportionate to the Contract owner's contract value.
It also would be patently unfair to allow a Contract owner exercising the free-look privilege to retain the Contract Enhancement amount under a Contract that has been returned for a refund after a period of only a few days. If JNL New York could not recapture the Contract Enhancement, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit.
Furthermore, the recapture of the Contract Enhancement relating to withdrawals and to income payments within the first nine years of a premium contribution (see the Contract Enhancement Recapture Charge schedule on page 8 of this Application) is designed to protect JNL New York against Contract owners not holding the Contract for a sufficient time period. This recapture of the Contract Enhancement within the first nine years of a premium contribution provides JNL New York with sufficient time to recover the cost of the Contract Enhancement,15 and to avoid the financial detriment that would result from a shorter recapture period. Again, it should be noted that the amounts to be recaptured would be provided by JNL New York from its own general account assets, but any gain would remain part of the Contract owner's contract value.
Applicants represent that it is not administratively feasible to track the Contract Enhancement amount in the JNLNY Separate Account after the Contract Enhancement(s) is applied. Accordingly, the asset-based charges applicable to the JNLNY Separate Account will be assessed against the entire amounts held in the JNLNY Separate Account, including any Contract Enhancement amounts. As a result, the aggregate asset-based charges assessed will be higher than those that would be charged if the Contract owner's contract value did not include any Contract Enhancement.
For the foregoing reasons, Applicants believe that the provisions for recapture of any Contract Enhancement under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Applicants believe that a contrary conclusion would be inconsistent with a stated purpose of the National Securities Markets Improvement Act of 1996 ("NSMIA"), which is to amend the Act to "provide more effective and less burdensome regulation." Sections 26(e) and 27 (i) were added to the Act to implement the purposes of NSMIA and Congressional intent. The application of a Contract Enhancement to premium payments made under the Contracts should not raise any questions as to compliance by JNL New York with the provisions of Section 27 (i). However, to avoid any uncertainty as to full compliance with the Act, Applicants request an order granting an exemption from Sections 2(a)(32) and 27(i)(2)(A), to the extent deemed necessary, to permit the recapture of the Contract Enhancements (in accordance with the Contract Enhancement Recapture Charge schedule set forth on page 8) under the circumstances described in this Application, without the loss of relief from Section 27 provided by Section 27(i).

B.           Section 22(c) and Rule 22c-1
Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
It is possible that someone might view JNL New York's recapture of the Contract Enhancements as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the JNLNY Separate Account. Applicants believe, however, that the recapture of the Contract Enhancement does not violate Rule 22c-1.
The recapture of some or all of the Contract Enhancement does not involve either of the evils that Section 22(c) and Rule 22c-1 were intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices.16 These evils were the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing allowed investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding mutual fund shares.
The proposed recapture of the Contract Enhancement does not pose such a threat of dilution. To effect a recapture of a Contract Enhancement, JNL New York will redeem interests in a Contract owner's contract value at a price determined on the basis of the current net asset value of the JNLNY Separate Account. The amount recaptured will be less than or equal to the amount of the Contract Enhancement that JNL New York paid out (see the Contract Enhancement Recapture Charge schedule set forth on page 8 of this Application) of its general account assets. Although Contract owners will be entitled to retain any investment gains attributable to the Contract Enhancement and to bear any investment losses attributable to the Contract Enhancement, the amount of such gains or losses will be determined on the basis of the current net asset values of the JNLNY Separate Account. Thus, no dilution will occur upon the recapture of the Contract Enhancement.
Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the Contract Enhancement.
Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture of the Contract Enhancement, Rule 22c-1 should not apply to any Contract Enhancement. However, to avoid any uncertainty as to full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture the Contract Enhancement under the Contracts.

C.           Request for Order
Applicants request an order of exemption pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit Applicants to issue and offer the Contracts and Future Contracts that provide for the recapture of any Contract Enhancement amounts as described herein (please see the description of the recapture charge beginning on page 8 of this Application, including the Contract Enhancement Recapture Charge schedule set forth on page 8). Applicants represent that the Contract Enhancements will be attractive to and in the interest of investors because the Contract Enhancement is 6%, thus premium plus that percentage Contract Enhancements will equal 106% of premium payments and will be allocated to the Investment Divisions and Fixed Accounts.  Therefore, it will permit owners to put 106% of their premium payments to work for them in the Investment Divisions and the Fixed Account. In addition, the owner will retain any earnings attributable to the Contract Enhancements recaptured, as well as the principal of the Contract Enhancement amount once vested.

III. CONCLUSION

Section 6(c) of the Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any persons, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit, for the reasons stated herein, that their exemptive requests meet the standards set out in Section 6(c) and that an Order should, therefore, be granted.
Applicants further submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in this Application.

IV.  PROCEDURAL MATTERS

All requirements of the Articles of Association of JNL New York and the Distributor and the Bylaws of each have been complied with in connection with the execution and filing of this Amendment No. 2 to the Application filed on October 23, 2009. The board of directors of JNL New York and the Distributor each has duly adopted a resolution authorizing filing of this Amendment No. 2 to the Application filed on October 23, 2009, certified copies of which were set forth as Exhibits A and B to the original Application filed on October 23, 2009.
Applicants respectfully submit that all requirements for the execution and filing of this Amendment No. 2 to the Application have been complied with and that the persons signing and filing this Amendment No. 2 to the Application on behalf of Applicants are duly authorized to do so. Pursuant to the requirements with regard to the electronic filing of applications, no revised form of Notice of Filing is provided.
Applicants request that any questions and communications regarding this Amendment No. 2 to the Application be directed to Joan E. Boros, Jorden Burt LLP, 1025 Thomas Jefferson Street, Suite 400 East, Washington, DC 20007-5208; telephone (202) 965-8150; fax (202) 965-8104; e-mail address: JEB@jordenusa.com.

1 The relief requested currently would apply only to File Nos. 333-163323 and 811-08401 (Contract Name: "Perspective Rewards" (JNL New York)).

2 "Successor in interest" means each entity or entities that results from reorganization into another jurisdiction or from a change in the type of business organization. Applications for the type of relief sought here have obtained relief that expressly extends to such successors in interest. See, e.g., Golden American Life Insurance Company, Investment Company Act Release Nos. 24915 (Mar. 26, 2001) (Notice) and 24941 (Apr. 17, 2001) (Order) and PFL Life Insurance Company, Investment Company Act Release Nos. 24641 (Sep. 14, 2000 (Notice) and 24681 (Oct. 10, 2000) (Order).

3 JNL New York and the JNLNY Separate Account filed on November 24, 2009 a registration statement on Form N-4 under the 1933 Act relating to the Contracts (File Nos. 333-163323 and 811-08401).  The filed registration statement referenced aboveis pending Commission Staff review.  Applicants, as authorized by Rule 0-4 under the Act, incorporate that filing by reference, including any amendments thereto, to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

4 Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when the GMWB is added to the contract on the issue date.  When the GMWB is selected at the time the contract is issued, the GWB is generally equal to the initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is selected after the issue date, the GWB is generally equal to the contract value, which will include any previously applied Contract Enhancement, less any recapture charges that would be paid were a full withdrawal to be made on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  In any event, the GWB will be less than contract value when the GMWB is added to the contract.

5 A "Completed Year" is the succeeding twelve months from the date on which JNL New York receives a premium payment.  Completed Years specify the years from the date of receipt of the premium and does not refer to contract years.  If the premium receipt date is on the issue date of the Contract then Completed Year 0-1 does not include the first contract anniversary.  The first contract anniversary begins Completed Year 1-2 and each successive Completed Year begins with the contract anniversary of the preceding contract year.  If the premium receipt date is other than the issue date or a subsequent contract anniversary, there is no correlation of the contract anniversary date and Completed Years.  For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first contract anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.

6 During the accumulation phase, owners can make withdrawals without the imposition of a withdrawal charge as described below in connection with the description of the Contracts' withdrawal charges.

7 The contract value less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner unless state law requires the return of premiums paid; therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain would remain part of the contract value.

8 File Nos. 333-87244 and 811-8894 for the Trust and File Nos. 333-68105 and 811-09121 for the Fund. Applicants, as authorized by Rule 0-4 under the Act, incorporate that file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

9 As described more fully in the applicable prospectus.

10 This charge is deducted each contract month and upon termination of the GMWB from the Investment Divisions on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of the unit value calculations but rather is normally deducted by means of a cancellation of units.

11 With respect to exemptive relief precedent for additional principal underwriters or distributors, see, e.g., American Skandia Life Assurance Corporation, Investment Company Act Release Nos. 21729 (Feb. 5, 1996) (Notice) and 21804 (Mar. 5, 1996) (Order); and Fidelity Investment Life Insurance Company, Investment Company Act Release Nos. 20668 (Oct. 31, 1994) (Notice) and 20736 (Nov. 28, 1994) (Order).

12 See e.g., Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order) (the "Jackson Order"); Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28354 (August 8, 2008) (Notice) and 28373 (Sept. 3, 2008) (Order); Pruco Life Insurance Company, et al., Investment Company Release Nos. 28180 (Mar. 4, 2008) and 28231 (Apr. 1, 2008) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007); Merrill Lynch Life Insurance Company, et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006)(Notice) and 27498 (Sept. 26, 2006) (Order); and The Penn Mutual Life Insurance Company, et al., Investment Company Act Rel. Nos. 24685 (Oct 11, 2000) (Notice) and 24731 (Nov. 7, 2000) (Order).

13 See e.g., Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order) (the "Jackson Order"); and Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007).

14 Section 27(i) also requires the sponsoring insurance company to comply with Section 26(e) and any rules or regulations there under. There are currently no rules or regulations that have been promulgated pursuant to Section 26(e). Each Insurance Company will comply with Section 26(e) and will represent in the registration statement for its Contracts on Form N-4 (incorporated by reference herein) that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by that Insurance Company.

15 JNL New York intends to recover the cost of the Contract Enhancement applied through certain charges imposed under the Contracts, as described in section B.6, above.

16 See Adoption of Rule 22c-I under the 1940 Act, Investment Company Release No. 5519 (Oct. 16, 1968).

Dated: April 22, 2010

JACKSON NATIONAL LIFE INSURANCE COMPANY
OF NEW YORK

                         ANDREW B. HOPPING
By: ____________________________________________

Andrew B. Hopping

JNLNY SEPARATE ACCOUNT I

By: JACKSON NATIONAL LIFE INSURANCE COMPANY
OF NEW YORK

                         ANDREW B. HOPPING
By: ____________________________________________

Andrew B. Hopping

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

                         ANDREW B. HOPPING
By: ____________________________________________

Andrew B. Hopping

VERIFICATION

State of Michigan                                )

) SS:

County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Amendment No. 2, dated April 22, 2010, for and on behalf of Jackson National Life Insurance Company of New York ("Jackson National NY") (acting both for itself and for JNLNY Separate Account - I); that he is the Executive Vice President and Chief Financial Officer of Jackson National NY; and that all action by the members of the Board of Directors of Jackson National NY necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.
                               ANDREW B. HOPPING
____________________________________
Andrew B. Hopping

Subscribed and sworn to before

me this 22nd day of April, 2010.

JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014

Acting in the County of Ingham

VERIFICATION

State of Michigan                                )

) SS:

County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Amendment No. 2, dated April 22, 2010, for and on behalf of Jackson National Life Distributors LLC ("Distributor"); that he is the Chief Financial Officer of Distributor; and that all action by the members of the Board of Directors of Distributor necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.
                               ANDREW B. HOPPING
____________________________________
Andrew B. Hopping

Subscribed and sworn to before

me this 22nd day of April, 2010.

JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014

Acting in the County of Ingham

EXHIBIT LIST

The following exhibits were filed with the original Application filed on October 23, 2009.

A.	Resolution of Board of Directors of Jackson National Life Insurance Company of New York, adopted July 24, 2001.

B.	Resolution of Board of Directors of Jackson National Life Distributors LLC, adopted July 16, 2001.

C. Examples of Recapture Calculations.